123 South Front Street, Memphis, TN 38103 Phone (901) 495-6500

March 29, 2021

VIA EDGAR AND EMAIL

United States Securities and Exchange Commission

Ms. Amy Geddes and Ms. Aamira Chaudhry

Division of Corporation Finance, Office of Trade & Services

100 F Street, NE

Washington, DC 20549

RE:AutoZone, Inc.

Form 10-K for Fiscal Year Ended August 29, 2020

File No. 001-10714

Filed October 26, 2020

Dear Ms. Geddes and Ms. Chaudhry,

AutoZone, Inc. (the “Company”) respectfully acknowledges receipt of and is pleased to respond to the comments from the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) on our Form 10-K for the fiscal year ended August 29, 2020. Below is our response to the comments in your letter dated March 16, 2021. For your convenience of reference and review, we have repeated your comment as presented in the letter and replied in bold immediately under the comment.

Form 10-K for the Fiscal Year Ended August 29, 2020

Item 7. Management's Discussion and Analysis of Financial Condition and Results of

Operations Reconciliation of Non-GAAP Financial Measures: Adjusted After-tax ROIC and Adjusted Debt to EBITDAR, page 38

1.	We note that you use average debt, net of average excess cash, in the calculation of invested capital and debt, net of excess cash, in the reconciliation of adjusted debt. Please tell us how you define and calculate average excess cash and excess cash. Please also tell us your basis for presenting average debt, net of average excess cash and presenting debt,

net of excess cash.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

AutoZone Response:

Prior to the current COVID-19 pandemic (“Pandemic”), available cash and cash equivalent (“Cash”) balances were utilized to reduce invested capital by funding stock repurchases pursuant to our stock repurchase program and managing our adjusted debt levels to approximately 2.5x earnings before interest, taxes, depreciation, amortization, rent and share-based compensation expense (“EBITDAR”). As a result, our Cash balances were managed to a consistent level prior to the Pandemic.

At the beginning of the Pandemic in March 2020, we temporarily ceased our stock repurchase program and repaid commercial paper borrowings with longer term debt issuances to conserve liquidity as a result of the uncertainty related to the Pandemic. As a result, we were temporarily unable to reduce invested capital through stock repurchases and debt repayments consistent with historical practice, which resulted in increasing Cash balances as our business stabilized and strengthened during the Pandemic.

The Company defines Excess Cash as Cash balances that are in excess of our pre-Pandemic Cash balances. To calculate our pre-Pandemic Cash balance, we averaged our Cash balances for the portion of fiscal 2020 pre-Pandemic (i.e, August 31, 2019 through March 14, 2020). We believe the Excess Cash represents Cash balances that we would not have maintained if we were not responding to a Pandemic.

The Company calculates average Excess Cash over the trailing five quarters, which is consistent with the calculation of average debt. Accordingly, Excess Cash for fiscal periods prior to the Pandemic is zero.

We believe that presenting invested capital and adjusted debt net of Excess Cash is more useful to investors as it provides a more comparable presentation to reporting periods prior to the Pandemic. This is especially the case given that, assuming no further Pandemic-related disruptions, we expect to gradually return to our pre-Pandemic capital allocation and stock repurchase strategies.

During the first quarter of fiscal year 2021, we resumed our stock repurchase program and during the third quarter of fiscal year 2021 we repaid certain debt balances, which has reduced our Excess Cash balances. For post-Pandemic periods, we do not expect to maintain Excess Cash and therefore do not expect to present debt or average debt, net of Excess Cash or average Excess Cash, respectively.

We acknowledge that we are responsible for the accuracy and adequacy of the Company’s disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please let us know if you have any further questions or if we can clarify any other issue that you may have.

Yours truly,

AutoZone, Inc.

By:/s/ JAMERE JACKSON

Jamere Jackson

Chief Financial Officer and Executive Vice President

Finance and Store Developmen